SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2025

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                              No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended December 31, 2025

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications, to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.89.84, as published by Federal Reserve Board of Governors on December 31, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

2

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•	our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	the effects of changes in U.S. tariffs or foreign trade laws, or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•	changes in U.S. laws or policies designed to facilitate most-favored-nation (“MFN”) pricing for prescription drugs;

•	current challenges associated with conducting business globally, including uncertainty related to geo-political conflicts (including Russia and Ukraine) and its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2025 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2025		December 31, 2025		March 31, 2025
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	208	Rs.	18,657	Rs.	14,654
Other investments	5		712		63,932		43,254
Trade and other receivables	6		1,149		103,206		90,420
Inventories	7		879		79,009		71,085
Derivative financial instruments			3		259		557
Other current assets	8		361		32,486		30,142
Total current assets		U.S.$	3,312	Rs.	297,549	Rs.	250,112
Non-current assets
Property, plant and equipment	9	U.S.$	1,286	Rs.	115,544	Rs.	97,761
Goodwill	10		138		12,410		11,810
Other intangible assets	11		1,139		102,317		96,803
Investment in equity accounted investees			60		5,348		4,811
Other investments	5		51		4,602		10,391
Deferred tax assets			237		21,247		18,508
Tax assets			31		2,786		1,821
Other non-current assets	8		12		1,096		972
Total non-current assets		U.S.$	2,954	Rs.	265,350	Rs.	242,877
Total assets		U.S.$	6,266	Rs.	562,899	Rs.	492,989
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	454	Rs.	40,796	Rs.	35,523
Short-term borrowings	13		560		50,286		38,045
Long-term borrowings, current portion	13		65		5,838		857
Provisions			73		6,599		6,168
Tax liabilities			62		5,595		3,028
Derivative financial instruments			35		3,148		1,286
Other current liabilities	12		513		46,048		45,485
Total current liabilities		U.S.$	1,762	Rs.	158,310	Rs.	130,392
Non-current liabilities
Long-term borrowings	13	U.S.$	129	Rs.	11,608	Rs.	7,864
Deferred tax liabilities			165		14,775		14,108
Provisions			1		105		156
Other non-current liabilities	12		26		2,345		3,303
Total non-current liabilities		U.S.$	321	Rs.	28,833	Rs.	25,431
Total liabilities		U.S.$	2,083	Rs.	187,143	Rs.	155,823
Equity
Share capital	14	U.S.$	9	Rs.	835	Rs.	834
Treasury shares	14		(21)		(1,904)		(2,264)
Share premium			126		11,331		11,133
Share-based payment reserve			18		1,633		1,642
Capital redemption reserve			2		173		173
Retained earnings			3,894		349,783		315,793
Other reserves			44		3,979		3,979
Other components of equity			73		6,536		2,098
Equity attributable to equity holders of the parent company		U.S.$	4,145	Rs.	372,366	Rs.	333,388
Non-controlling interests			38		3,390		3,778
Total equity			4,183		375,756		337,166
Total liabilities and equity		U.S.$	6,266	Rs.	562,899	Rs.	492,989

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2025		2025		2024		2025		2024
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	2,903	Rs.	260,771	Rs.	240,475	Rs.	87,268	Rs.	83,586
Cost of revenues			1,305		117,198		97,310		40,462		34,534
Gross profit			1,598		143,573		143,165		46,806		49,052
Selling, general and administrative expenses			879		79,001		69,815		26,918		24,117
Research and development expenses			207		18,595		20,122		6,149		6,658
Impairment of non-current assets			10		933		925		271		(4)
Other income, net	16		(46)		(4,182)		(1,893)		(770)		(439)
Total operating expenses			1,050		94,347		88,969		32,568		30,332
Results from operating activities (A)			548		49,226		54,196		14,238		18,720
Finance income	17		69		6,193		4,545		2,112		798
Finance expense	17		(30)		(2,681)		(2,173)		(944)		(818)
Finance income, net (B)			39		3,512		2,372		1,168		(20)
Share of profit of equity accounted investees, net of tax (C)			1		88		162		23		42
Profit before tax [(A)+(B)+(C)]			588		52,826		56,730		15,429		18,742
Tax expense, net	18		140		12,565		15,357		3,533		4,704
Profit for the period		U.S.$	448	Rs.	40,261	Rs.	41,373	Rs.	11,896	Rs.	14,038

Attributable to:
Equity holders of the parent company		U.S.$	452	Rs.	40,649	Rs.	40,606	Rs.	12,098	Rs.	14,133
Non-controlling interests			(4)		(388)		767		(202)		(95)

Earnings per share attributable to equity holders of the parent company
Basic earnings per share of Rs.1/- each		U.S.$	0.54	Rs.	48.83	Rs.	48.75	Rs.	14.53	Rs.	16.96
Diluted earnings per share of Rs.1/- each		U.S.$	0.54	Rs.	48.78	Rs.	48.68	Rs.	14.52	Rs.	16.94

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,							For the three months ended December 31,
Particulars	2025			2025		2024		2025		2024
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	448		Rs.	40,261	Rs.	41,373	Rs.	11,896	Rs.	14,038
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	*	Rs.	(25)	Rs.	(176)	Rs.	(16)	Rs.	(52)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	-	*	Rs.	(25)	Rs.	(176)	Rs.	(16)	Rs.	(52)
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments		57			5,094		(566)		1,673		(1,318)
Effective portion of changes in fair value of cash flow hedges		(9)			(845)		1,522		93		(676)
Tax impact on above items		2			213		172		(23)		162
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	50		Rs.	4,462	Rs.	1,128	Rs.	1,743	Rs.	(1,832)
Other comprehensive income/(loss) for the period, net of tax	U.S.$	50		Rs.	4,437	Rs.	952	Rs.	1,727	Rs.	(1,884)
Total comprehensive income for the period	U.S.$	498		Rs.	44,698	Rs.	42,325	Rs.	13,623	Rs.	12,154

Attributable to:
Equity holders of the parent company	U.S.$	502		Rs.	45,086	Rs.	41,558	Rs.	13,825	Rs.	12,249
Non-controlling interests		(4)			(388)		767		(202)		(95)

*Rounded to the nearest million

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(5)		Total		Non- controlling interests(4)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the period		-		-		-		-		-		-		-		-		-		40,649		-		40,649		(388)		40,261
Net change in fair value of equity instruments		-		-		-		-		(25)		-		-		-		-		-		-		(25)		-		(25)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		5,094		-		-		-		-		-		5,094		-		5,094
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.213		-		-		-		-		-		-		(632)		-		-		-		-		(632)		-		(632)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(25)	Rs.	5,094	Rs.	(632)	Rs.	-	Rs.	-	Rs.	40,649	Rs.	-	Rs.	45,086	Rs.	(388)	Rs.	44,698
Issue of equity shares on exercise of options		1		198		360		(241)		-		-		-		-		-		-		-		318		-		318
Share-based payment expense		-		-		-		232		-		-		-		-		-		-		-		232		-		232
Dividends paid dividend tax)		-		-		-		-		-		-		-		-		-		(6,659)		-		(6,659)		-		(6,659)
Total transactions (C)	Rs.	1	Rs.	198	Rs.	360	Rs.	(9)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,659)	Rs.	-	Rs.	(6,109)	Rs.	-	Rs.	(6,109)
Balance as of December 31, 2025 [(A)+(B)+(C)]	Rs.	835	Rs.	11,331	Rs.	(1,904)	Rs.	1,633	Rs.	(2,676)	Rs.	10,349	Rs.	(524)	Rs.	173	Rs.	(613)	Rs.	349,783	Rs.	3,979	Rs.	372,366	Rs.	3,390	Rs.	375,756
Convenience translation (See note 2(e))	U.S.$	9	U.S.$	126	U.S.$	(21)	U.S.$	18	U.S.$	(30)	U.S.$	115	U.S.$	(6)	U.S.$	2	U.S.$	(7)	U.S.$	3,894	U.S.$	44	U.S.$	4,145	U.S.$	38	U.S.$	4,183

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Other Reserves(5)		Total		Non- controlling interests		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		40,606		-		40,606		767		41,373
Net change in fair value of equity and debt instruments		-			-		-		-		(176)		-		-		-		-		-		-				(176)		-		(176)
Foreign currency translation adjustments		-			-		-		-		-		(566)		-		-		-		-		-		-		(566)		-		(566)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.172		-			-		-		-		-		-		1,694		-		-		-		-		-		1,694		-		1,694
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(176)	Rs.	(566)	Rs.	1,694	Rs.	-	Rs.	-	Rs.	-	Rs.	40,606	Rs.	-	Rs.	41,558	Rs.	767	Rs.	42,325
Issuance of shares comprising NCI (4)		-			-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-	*		344		100		(262)		-		-		-		-		-		-		-		-		182		-		182
Share-based payment expense		-			-		-		311		-		-		-		-		-		-		-		-		311		-		311
Dividend paid		-			-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	*	Rs.	344	Rs.	100	Rs.	49	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(2,190)	Rs.	3,077	Rs.	887
Adjustment of cash flow hedge gain to purchase consideration(3)		-			-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(149)		-		149		-		-		-		-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(149)	Rs.	-	Rs.	149	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of December 31, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	11,109	Rs.	(891)	Rs.	1,557	Rs.	(2,628)	Rs.	4,849	Rs.	(572)	Rs.	173	Rs.	504	Rs.	(543)	Rs.	299,350	Rs.	3,979	Rs.	317,721	Rs.	3,844	Rs.	321,565

* Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was utilized by the Company during the fiscal year ended March 31, 2025 to acquire plant and machinery in accordance with Section 10AA(2) of such Act.
(3)	Represents effective portion of the gain on the forward exchange contract executed to hedge the foreign currency exposure related to the consideration payable in GBP pursuant to Business transfer agreement with Haleon. Upon completion of the transaction, the hedge gains from this forward contract were reclassified from the cash flow hedge reserves and adjusted in the consideration paid. Refer to Note 27.B of these interim financial statements for details.
(4)	Represents 49% ownership stake held by Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”).
(5)	Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestlé India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2025		2025		2024
	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	448	Rs.	40,261	Rs.	41,373
Adjustments for:
Tax expense, net		140		12,565		15,357
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(21)		(1,847)		(2,835)
Depreciation and amortization		167		15,029		12,504
Impairment of non-current assets		10		933		925
Allowance for credit losses (on trade receivables and other advances)		8		650		113
Gain on sale or de-recognition of non-current assets, net		(5)		(447)		(455)
Share of profit of equity accounted investees		(1)		(88)		(162)
Inventories write-down		62		5,581		4,312
Unrealized exchange loss/(gain), net		(9)		(819)		(1,088)
Interest expense/(income), net		(2)		(155)		60
Equity settled share-based payment expense		3		232		311
Changes in operating assets and liabilities:
Trade and other receivables		(112)		(10,034)		(12,034)
Inventories		(115)		(10,344)		(12,390)
Trade and other payables		80		7,178		2,730
Other assets and other liabilities, net		(63)		(5,673)		(8,879)
Cash generated from operations		590		53,022		39,842
Income tax paid, net		(132)		(11,912)		(15,410)
Net cash from operating activities	U.S.$	458	Rs.	41,110	Rs.	24,432
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(209)		(18,788)		(19,842)
Proceeds from sale of property, plant and equipment		2		152		522
Purchase of other intangible assets		(98)		(8,814)		(3,310)
Proceeds from sale of other intangible assets		4		381		419
Purchase of other investments		(1,568)		(140,881)		(192,410)
Proceeds from sale of other investments		1,423		127,856		219,295
Investment in associates		(1)		(51)		(317)
Payment for acquisition of businesses (Refer to Note 27.B for details)		-		-		(51,441)
Interest and dividend received		12		1,118		2,307
Net cash used in investing activities	U.S.$	(435)	Rs.	(39,027)	Rs.	(44,777)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares in subsidiary comprising NCI (Refer to Note 27.A for details)		-		-		7,056
Proceeds from issuance of equity shares (including treasury shares)		4		318		182
Proceeds from short-term borrowings, net		130		11,646		29,383
Payment of principal portion of lease liabilities		(9)		(853)		(1,041)
Dividend paid		(74)		(6,659)		(6,662)
Interest paid		(36)		(3,201)		(2,637)
Net cash from financing activities	U.S.$	15	Rs.	1,251	Rs.	26,281
Net increase in cash and cash equivalents		38		3,334		5,936
Effect of exchange rate changes on cash and cash equivalents		8		730		(11)
Cash and cash equivalents at the beginning of the period*		162		14,593		7,107
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	208	Rs.	18,657	Rs.	13,032

* Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These interim financial statements were authorized for issuance by the Company’s Board of Directors on January 21, 2026.

b)	Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2025 contained in the Company’s Annual Report on Form 20-F.

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2025

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 21: Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”, to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment had no material impact on these interim financial statements.

New Standards and Amendments not yet effective as on April 1, 2025

Certain new standards and amendments to standards are not yet effective for annual periods beginning on April 1, 2025 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these interim financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

The amendments include:

•	clarifying the application of the ‘own-use’ requirements for in-scope contracts;
•	permitting hedge accounting if these contracts are used as hedging instruments; and
•	adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed. The IFRS 7 disclosure amendments must be applied when the IFRS 9 amendments are applied. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

c)	Basis of consolidation

Subsidiaries

These interim financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at December 31, 2025. Subsidiaries are all entities that are controlled by the parent company. Control exists when the parent company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

d)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2025 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.89.84, as published by the Federal Reserve Board of Governors on December 31, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s Independent Registered Public Accounting Firm.

f)	Use of judgments, estimates and assumptions

The preparation of interim financial statements in conformity with IFRS accounting standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2025.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”).

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2025								For the nine months ended December 31, 2024
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	233,231	Rs.	25,649	Rs.	1,891	Rs.	260,771	Rs.	214,187	Rs.	24,283	Rs.	2,005	Rs.	240,475
Gross profit	Rs.	137,889	Rs.	4,167	Rs.	1,517	Rs.	143,573	Rs.	134,899	Rs.	6,639	Rs.	1,627	Rs.	143,165
Selling, general and administrative expenses								79,001								69,815
Research and development expenses								18,595								20,122
Impairment of non-current assets								933								925
Other income, net								(4,182)								(1,893)
Results from operating activities							Rs.	49,226							Rs.	54,196
Finance income/(expense), net								3,512								2,372
Share of profit of equity accounted investees, net of tax								88								162
Profit before tax							Rs.	52,826							Rs.	56,730
Tax expense								12,565								15,357
Profit for the period							Rs.	40,261							Rs.	41,373

Information about segments:	For the three months ended December 31, 2025								For the three months ended December 31, 2024
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	79,113	Rs.	8,018	Rs.	137	Rs.	87,268	Rs.	73,753	Rs.	8,219	Rs.	1,614	Rs.	83,586
Gross profit	Rs.	45,375	Rs.	1,385	Rs.	46	Rs.	46,806	Rs.	45,219	Rs.	2,353	Rs.	1,480	Rs.	49,052
Selling, general and administrative expenses								26,918								24,117
Research and development expenses								6,149								6,658
Impairment of non-current assets								271								(4)
Other income, net								(770)								(439)
Results from operating activities							Rs.	14,238							Rs.	18,720
Finance income/(expense), net								1,168								(20)
Share of profit of equity accounted investees, net of tax								23								42
Profit before tax							Rs.	15,429							Rs.	18,742
Tax expense								3,533								4,704
Profit for the period							Rs.	11,896							Rs.	14,038

(1)	Revenues for the nine months ended December 31, 2025 and 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.5,319 and Rs.7,277, respectively at cost. Revenues for the three months ended December 31, 2025 and 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,657 and Rs.2,002, respectively at cost.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2025		2024		2025		2024
United States	Rs.	100,447	Rs.	112,122	Rs.	30,489	Rs.	35,762
India		48,306		42,208		16,525		13,888
Russia		26,394		19,408		10,565		7,007
Others(1)		85,624		66,736		29,689		26,928
	Rs.	260,771	Rs.	240,475	Rs.	87,268	Rs.	83,586

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2025		March 31, 2025
Cash on hand	Rs.	1	Rs.	1
Balances with banks		17,139		12,142
Term deposits with banks (original maturities less than 3 months)		1,517		2,511
Cash and cash equivalents in the statement of financial position	Rs.	18,657	Rs.	14,654
Bank overdrafts used for cash management purposes		-		61
Cash and cash equivalents in the statement of cash flows	Rs.	18,657	Rs.	14,593
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	76	Rs.	80
Other restricted cash balances		748		464
Total restricted cash balances		824	Rs.	544

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of December 31, 2025 and March 31, 2025 are as follows:

		As of December 31, 2025						As of March 31, 2025
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	32,293	Rs.	4,093	Rs.	36,386	Rs.	30,364	Rs.	2,822	Rs.	33,186
In term deposits with banks	Amortized cost		25,844		-		25,844		9,948		-		9,948
In equity securities	FVTPL		-		-		-		96		(9)		87
In bonds	Amortized cost		1,702		-		1,702		33		-		33
		Rs.	59,839	Rs.	4,093	Rs.	63,932	Rs.	40,441	Rs.	2,813	Rs.	43,254
Non-current portion
In equity securities(1)	FVTOCI	Rs.	2,700	Rs.	(2,676)	Rs.	24	Rs.	2,700	Rs.	(2,651)	Rs.	49
In limited liability partnership firms	FVTPL		1,063		174		1,237		989		133		1,122
In term deposits with banks and financial institution	Amortized cost		1,000		-		1,000		8,000		-		8,000
In bonds	Amortized cost		1,930		-		1,930		1,001		-		1,001
Others	FVTPL		411		-		411		219		-		219
		Rs.	7,104	Rs.	(2,502)	Rs.	4,602	Rs.	12,909	Rs.	(2,518)	Rs.	10,391

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of December 31, 2025 and March 31, 2025, the Company has recognized an unrealized loss of Rs.2,676 and Rs.2,651, respectively, in the OCI for the fair value changes.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivables

	As of
	December 31, 2025		March 31, 2025
Current
Trade and other receivables, gross	Rs.	105,030	Rs.	91,898
Less: Allowance for credit losses		(1,824)		(1,478)
Trade and other receivables, net	Rs.	103,206	Rs.	90,420

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. During the nine months ended December 31, 2025, and the year ended March 31, 2025, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.8,222 and Rs.13,739, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2025		March 31, 2025
Raw materials	Rs.	18,671	Rs.	20,165
Work-in-progress		17,793		16,525
Finished goods (includes stock-in-trade)		34,927		28,395
Packing materials, stores and spares		7,618		6,000
	Rs.	79,009	Rs.	71,085

Details of inventories recognized in the interim income statement are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Raw materials, consumables and changes in finished goods and work in progress	Rs.	84,685	Rs.	66,988	Rs.	28,823	Rs.	21,678
Inventory write-downs(1)		5,581		4,312		2,131		1,468

(¹)	Includes inventory provision related to conjugated estrogen of Rs.260. Refer to Note 9 of these interim financial statements for further details.

During the nine months ended December 31, 2025 and 2024 an amount of Rs.852 and Rs.2,556, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

During the three months ended December 31, 2025 and 2024 an amount of Rs.174 and Rs.841, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	December 31, 2025		March 31, 2025
Current
Balances and receivables from statutory authorities(1)	Rs.	20,095	Rs.	16,405
Government incentives receivables(2)		968		2,967
Prepaid expenses		2,055		1,883
Advances to vendors and employees		4,119		4,885
Others(3)		5,249		4,002
	Rs.	32,486	Rs.	30,142
Non-current
Security deposits	Rs.	884	Rs.	750
Others		212		222
	Rs.	1,096	Rs.	972

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.
(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives under various government schemes.
(3)	Others primarily includes claims receivable and security deposits.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

9.	Property, plant and equipment

	As of and		As of and
	For the nine months ended		For the year ended
	December 31, 2025		March 31, 2025
Opening balance	Rs.	97,761	Rs.	76,886
Cost of assets acquired during the period (including addition to right-of-use assets)		26,907		32,422
Net book value of assets disposed of during the period		(442)		(1,021)
Depreciation expense		(9,162)		(10,505)
Impairment loss (1)(2)		(535)		(4)
Effect of changes in foreign exchange rates		1,015		(17)
Closing balance	Rs.	115,544	Rs.	97,761

(1)	During the nine months ended December 31, 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.

Consequent to such discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.47 million in the income statement:

•	Impairment loss of the entire carrying value of Rs.535 for property, plant and equipment;
•	Inventory related provisions of Rs.260;
•	Other development program related wind down costs of Rs.129;
•	Gain recognized from the write back of liabilities no longer required of Rs.877.

This transaction pertains to the Company’s Global Generics segment.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.	Property, plant and equipment (continued)

(2)	Impairment losses recorded for the year ended March 31, 2025, consists of the following:

•	This represents impairment loss recognized on the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. For further details, refer to Note 12 and Note 23 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025.

Capital commitments

As of December 31, 2025 and March 31, 2025, the Company was committed to spend Rs.11,411 and Rs.14,567, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2025 and March 31, 2025:

	As of
	December 31, 2025		March 31, 2025
Opening Balance, gross	Rs.	28,758	Rs.	21,201
Goodwill arising on business combinations(1)		-		7,377
Effect of changes in foreign exchange rates		600		180
Impairment loss(2)		(16,948)		(16,948)
Closing balance, net	Rs.	12,410	Rs.	11,810

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	The impairment loss of Rs.16,948 includes the following:
•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•	Rs.272 pertaining to the Company’s Nimbus Heath business, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the year ended March 31, 2023.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets

	As of and		As of and
	For the nine months ended		For the year ended
	December 31, 2025		March 31, 2025
Opening balance	Rs.	96,803	Rs.	36,951
Assets acquired through business combinations(1)		-		56,955
Cost of assets acquired during the period(2)		8,287		9,989
Net book value of assets disposed of during the period		(150)		(312)
Amortization expense		(5,867)		(6,553)
Impairment loss, net(3)		(398)		(1,689)
Effect of changes in foreign exchange rates		3,642		1,462
Closing balance	Rs.	102,317	Rs.	96,803

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	Additions during the nine months ended December 31, 2025 includes the following:

•	Rs.4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands, STUGERON® FORTE and STUGERON® PLUS. The acquisition covers 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

•	Rs.1,781 (U.S.$20) pertaining to the upfront consideration pursuant to acquisition of exclusive commercialization rights to EFTILAGIMOD ALFA in all countries outside North America, Europe, Japan and Greater China from Immutep Limited. Under the terms of the agreement, Immutep Limited is responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of regulatory milestones, bringing the total potential consideration (including upfront consideration and milestone payments) up to Rs.4,986 (U.S.$55.5). In addition, Immutep Limited is eligible to receive commercial milestone payments and royalties on annual net sales of the product upon commercialization.

Additions during the year ended March 31, 2025 primarily consists of the following:

•	Rs.5,025 (U.S.$58) pertaining to the upfront consideration paid and other additional milestone consideration pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. (“Henlius”). Under the terms of the agreement, Henlius will be responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of regulatory milestones, bringing the total potential consideration (including upfront consideration and milestone payments) up to Rs.11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

•	Rs.1,764 (U.S.$20.70) pertaining to upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

(3)	Impairment losses recorded for the year ended March 31, 2025 includes:

a.	Impairment of intangibles pertaining to acquisition from Mayne consists of:

•	an amount of Rs.907 towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

•	an amount of Rs.270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b.	Other impairments:

During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the Company assessed the recoverable value of certain products and recognized impairment loss of Rs.512 primarily pertaining to business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (continued)

The Company used the discounted cash flow approach to calculate the value-in-use, which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, and the useful life of the asset. The net cash flows have been discounted based on a post-tax discount rate.

Details of significant intangible assets as of December 31, 2025 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	55,808
Select portfolio of branded generics business	Wockhardt Limited		10,363
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz, Inc.		5,213
Stugeron®	Janssen Pharmaceutica NV		4,454
Cardiovascular brand Cidmus®	Novartis AG		4,052
Portfolio of generic prescription products	Mayne Pharma Group Limited		2,623

12.	Other liabilities

Other liabilities consist of the following

	As of
	December 31, 2025		March 31, 2025
Current
Accrued expenses	Rs.	26,430	Rs.	25,135
Employee benefits payable		7,026		7,352
Statutory dues payable		4,705		4,946
Deferred revenue		273		421
Advance from customers		1,507		1,562
Others(1)		6,107		6,069
	Rs.	46,048	Rs.	45,485
Non-current
Deferred revenue	Rs.	1,707	Rs.	1,162
Others		638		2,141
	Rs.	2,345	Rs.	3,303

(1)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 27 of these interim financial statements for details.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	December 31, 2025		March 31, 2025
Pre-shipment credit	Rs.	20,589	Rs.	32,855
Working capital borrowings		29,697		5,129
Bank overdraft		-		61
	Rs.	50,286	Rs.	38,045

The interest rate profile of short-term borrowings from banks is given below:

As of
December 31, 2025		March 31, 2025
Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
RUB	Key rate + 348 bps to 364 bps	RUB	Key rate + 470 bps to 590 bps
MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
BRL	CDI+1.55%	INR	7.50%
INR	5.56% to 5.95%	BRL	CDI+1.55%
		INR	T-bill + 35 bps to 70 bps
		U.S.$	6 Month SOFR + 10 bps to 65 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	December 31, 2025				March 31, 2025
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	-
Obligations under leases (2)		11,608		2,038		4,064		857
	Rs.	11,608	Rs.	5,838	Rs.	7,864	Rs.	857

(1)	The Rupee term loan obtained from a bank by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited, is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenants are to be tested on an annual basis at the end of each financial year. As at December 31, 2025, and March 31, 2025, the Company was in compliance with the covenants and had no indication that it will have difficulty in complying with the same.

(2)	Obligations under leases includes Rs.8,495 related to an additional facility leased in India as well as modification of leases for a warehouse in the United States during the nine months ended December 31, 2025, with corresponding recognition of right-of-use assets.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of December 31, 2025 and March 31, 2025 were as follows:

As of
	December 31, 2025		March 31, 2025
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.
(2)	“T-bill” means the India Treasury bill interest rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.53,565 and Rs.50,904 as of December 31, 2025 and March 31, 2025, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2025, and for the year ended March 31, 2025:

Particulars	No. of shares	Amount
Opening number of outstanding equity shares/share capital (face value of Rs.5 each) as on April 1, 2024	166,818,266		Rs.834
Add: Equity shares issued pursuant to employee stock option plans(1) prior to stock split	58,680		-	*
Add: Increase in outstanding shares on account of stock split**	667,507,784		-
Add: Equity shares issued pursuant to employee stock option plans(1) after stock split	70,635		-	*
Closing number of outstanding equity shares/share capital** (face value of Rs.1 each) as on March 31, 2025	834,455,365	Rs.	834
Treasury shares(2) as on March 31, 2025	2,452,260	Rs.	2,264

Opening number of outstanding equity shares/share capital (face value of Rs.1 each) as on April 1, 2025	834,455,365	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1)	174,990		1
Closing number of outstanding equity shares/share capital (face value of Rs.1 each) as on December 31, 2025	834,630,355	Rs.	835
Treasury shares(2) as on December 31, 2025	2,062,165	Rs.	1,904

*Rounded to the nearest million.

**Effective as of the record date of October 28, 2024, the Company implemented a sub-division/ stock split of each equity share having a face value of Rupees Five each, fully paid-up, into five equity shares having a face value of Rupees One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Each American Depositary Share (“ADS”) of the Company continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares.

(1)	During the nine months ended December 31, 2025 and the year ended March 31, 2025, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814, Rs.3,679, Rs.4,663 or Rs.5,301 (prior to the stock split) per share and Rs.1, Rs.521, Rs.563, Rs.736, Rs.781, Rs.933 or Rs.1,060 (after the stock split) per share.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital (continued)

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2025 and the year ended March 31, 2025, the equity shares issued pursuant to the exercise of options and their exercise prices were as follows:

Dr. Reddy’s Employees Stock Option Scheme, 2018	Options	Range of Exercise price
During the nine months ended December 31, 2025	390,095	Rs.521 to Rs.1,060
During the year ended March 31, 2025
Prior to stock split	22,077	Rs.2,607 to Rs.5,301 and
After stock split	54,800	Rs.521 to Rs.1,060

Upon the exercise of options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

Dividends

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 9, 2025, the Board had proposed a dividend of Rs.8 per share, and aggregating to Rs.6,677. The same was approved by the Company’s shareholders at the Annual General Meeting (“AGM”) of the Company held on July 24, 2025 which resulted in net cash outflow of Rs.6,659 (excluding dividend paid on treasury shares).

The details of dividends paid by the Company during the nine months ended December 31, 2025 and 2024, respectively are as follows:

	For the nine months ended December 31,
	2025		2024
Dividend per share (in absolute Rs.)	Rs.	8	Rs.	8	*
Dividend paid during the year (excluding dividend paid on treasury shares)	Rs.	6,659	Rs.	6,662
Fiscal year		2025		2024

* Dividend per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.	Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Sales	Rs.	253,256	Rs.	234,216	Rs.	84,202	Rs.	79,960
Service income		3,762		3,749		1,274		1,788
License fees(1)		3,753		2,510		1,792		1,838
	Rs.	260,771	Rs.	240,475	Rs.	87,268	Rs.	83,586

(1)	During the three months and nine months ended December 31, 2024, the license fees includes an amount of Rs.1,266 (U.S.$15) as a milestone payment receivable upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Other segments.

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.5,680 and Rs.5,297 as of December 31, 2025 and March 31, 2025, respectively, have been included in provisions forming part of current liabilities.

16.	Other income

Other income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Gain on sale/disposal of non-current assets, net	Rs.	(447)	Rs.	(455)	Rs.	(179)	Rs.	(8)
Sale of spent chemicals		(279)		(342)		(109)		(117)
Scrap sales		(258)		(237)		(65)		(76)
Miscellaneous income, net		(3,198)		(859)		(417)		(238)
	Rs.	(4,182)	Rs.	(1,893)	Rs.	(770)	Rs.	(439)

Miscellaneous income, net during the nine months ended December 31, 2025 includes:

•	Rs.877 towards gain recognized from the write back of liabilities no longer required pursuant to discontinuance of development of conjugated estrogen at the Company’s site in Middleburgh, New York. (Refer to Note 9 of these interim financial statements for further details).

•	Rs.748 recognized pursuant to the settlements of product related litigations by the Company in the United States, in order to avoid litigation costs.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Interest income	Rs.	2,836	Rs.	2,113	Rs.	796	Rs.	704
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		1,847		2,835		570		590
Foreign exchange gain/(loss), net		1,510		(403)		746		(496)
Finance income (A)	Rs.	6,193	Rs.	4,545	Rs.	2,112	Rs.	798
Interest expense		(2,681)		(2,173)		(944)		(818)
Finance expense (B)	Rs.	(2,681)	Rs.	(2,173)	Rs.	(944)	Rs.	(818)
Finance income, net [(A)+(B)]	Rs.	3,512	Rs.	2,372	Rs.	1,168	Rs.	(20)

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Effective tax rate		23.79%		27.07%		22.89%		25.10%
Tax expense	Rs.	12,565	Rs.	15,357	Rs.	3,533	Rs.	4,704
Tax expense/(benefit) recognized directly in the OCI	Rs.	(213)	Rs.	(172)	Rs.	24	Rs.	(162)

The Company’s effective tax rates for the nine and three months ended December 31, 2025 were lower as compared to the nine and three months ended December 31, 2024. The decrease in effective tax rates was primarily on account of:

•	a decrease in the proportion of the Company’s profits coming from higher tax jurisdictions and an increase in the proportion of profits from lower tax jurisdictions for the period ended December 31, 2025, as compared to the period ended December 31, 2024; and

•	the reversal of a previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India for the period ended December 31, 2024, with no such reversal applicable for the period ended December 31, 2025.

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Nature of expenses

The following table shows supplemental information related to certain “nature of expense” items for the three months and nine months ended December 31, 2025 and 2024:

	For the nine months ended December 31,				For the three months ended December 31,
Depreciation	2025		2024		2025		2024
Cost of revenues	Rs.	6,331	Rs.	5,320	Rs.	2,276	Rs.	1,841
Selling, general and administrative expenses		1,830		1,588		568		555
Research and development expenses		1,001		962		334		337
	Rs.	9,162	Rs.	7,870	Rs.	3,178	Rs.	2,733

	For the nine months ended December 31,				For the three months ended December 31,
Amortization	2025		2024		2025		2024
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		5,829		4,596		2,024		1,972
Research and development expenses		38		38		13		14
	Rs.	5,867	Rs.	4,634	Rs.	2,037	Rs.	1,986

	For the nine months ended December 31,				For the three months ended December 31,
Employee benefits(1)	2025		2024		2025		2024
Cost of revenues	Rs.	11,349	Rs.	11,591	Rs.	4,008	Rs.	3,787
Selling, general and administrative expenses		29,213		25,313		10,175		8,298
Research and development expenses		4,879		4,890		1,702		1,580
	Rs.	45,441	Rs.	41,794	Rs.	15,885	Rs.	13,665

(1)	Refer to Note 20.A regarding the impact of the New Labour Codes during the three months ended December 31, 2025.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee benefit plans

A.	Impact of the New Labour Codes:

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from November 21, 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The Government is in the process of issuing related rules. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 towards employee benefits during the three months ended December 31, 2025. The Company continues to monitor the developments pertaining to the New Labour Codes and the impact of these will be accounted in accordance with applicable accounting standards.

B.	Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.893 and Rs.524 as of December 31, 2025 and March 31, 2025, respectively. The Company made contributions of Rs.546 and Rs.391 to the Gratuity Fund during the nine months ended December 31, 2025 and the year ended March 31, 2025, respectively.

C.	Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,120 and Rs.939 as of December 31, 2025 and March 31, 2025, respectively.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2025 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2025	353,057	Rs.	1,162	3 years	5 years
DRL 2018 Plan	May 9, 2025	915,763	Rs.	1,162	3 years	5 years

The terms and conditions of the grants made during the nine months ended December 31, 2024 under the above plans were as follows:

Particulars	Grant Date	Number of instruments(1)	Exercise price(1)		Vesting period	Contractual life
DRL 2007 Plan	May 6, 2024	272,310	Rs.	1,270	3 years	5 years
DRL 2018 Plan	May 6, 2024	16,050	Rs.	1,270	1 to 3 years	5 years
DRL 2018 Plan	May 6, 2024	685,800	Rs.	1,270	3 years	5 years
DRL 2018 Plan	November 4, 2024	4,820	Rs.	1,274	1 to 4 years	5 years

(1)	After the October 2024 stock split (refer to Note 14 above for details), the number of equity shares issuable upon the exercise of each stock option vested and unvested, which are not exercised as on the record date (i.e., October 28, 2024) is sub-divided into five shares and the exercise price was proportionally adjusted.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 9, 2025		November 4, 2024		May 6, 2024		May 6, 2024
Expected volatility		24.99%		23.89%		24.65%		25.47%
Exercise price	Rs.	1,162.00	Rs.	1,274.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.5 Years		5.0 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.16%		6.79%		7.18%		7.19%
Expected dividends		0.69%		0.63%		0.64%		0.64%
Grant date share price	Rs.	1,155.90	Rs.	1,268.00	Rs.	1,258.69	Rs.	1,258.69

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share based payments (continued)

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Equity settled share-based payment expense(1)	Rs.	232	Rs.	311	Rs.	20	Rs.	103
Cash settled share-based payment expense(2)		267		399		64		149
	Rs.	499	Rs.	710	Rs.	84	Rs.	252

(1)	As of December 31, 2025 and 2024, there was Rs.528 and Rs.520, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.86 years and 1.81 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of December 31, 2025 and 2024, there was Rs.506 and Rs.891, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.90 years and 1.59 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

22.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services availed;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services availed;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	Zenfold Sustainable Technology Private Limited for sale and purchase of goods (a related party effective as of July 27, 2024).

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;
•	Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for purchase of solar power and for an investment; and
•	DRES Energy Private Limited for purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025			2024
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses	Rs.	350	Rs.	358	Rs.	109		Rs.	121
Civil works		238		260		103			91
Contributions towards social development		524		386		172			95
Research and development services		187		161		59			44
Hotel expenses		42		41		9			12
Facility management services		33		33		12			11
Lease rentals paid		30		29		10			10
Salaries to relatives of key management personnel		23		16		5			6
Purchase of goods		67		-		30			-
Sale of goods		5		-		2			-
Transactions with Joint Venture and Associates
Investment in O2 Renewable Energy IX Private Limited		51		296		-			-
Purchase of solar power		120		102		47			35
Investment in Clean Renewable Energy KK2A Private Limited		-		21		-			-
Sale of goods		67		26		52			22
Lease rentals received		1		1		-	*		-	*

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	December 31, 2025		March 31, 2025
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	16	Rs.	41
Key management personnel and close members of their families		8		8
DRES Energy Private Limited		-		1
Dr. Reddy’s Institute of Life Sciences		1		-

The Company had the following amounts due to related parties as of the following dates:

	As of
	December 31, 2025			March 31, 2025
Zenfold Sustainable Technology Private Limited	Rs.	24		Rs.	22
Indus Projects Private Limited		58			20
Green Park Hospitality Services Private Limited		15			17
O2 Renewable Energy Private Limited		6			-
DRES Energy Private Limited		-			3
Green Park Hotels and Resorts Limited		-	*		-	*
Stamlo Industries Limited		-	*		-	*

* Rounded to the nearest million.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Salaries and other benefits	Rs.	636	Rs.	671	Rs.	204	Rs.	194
Commission to directors		293		292		106		105
Share-based payments expense		131		135		41		45
Contributions to defined contribution plans		43		27		18		9
	Rs.	1,103	Rs.	1,125	Rs.	369	Rs.	353

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of December 31, 2025 and March 31, 2025 were as follows:

		As of December 31, 2025				As of March 31, 2025
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	18,657	Rs.	18,657	Rs.	14,654	Rs.	14,654
Other investments	Refer to Note 5		68,534		68,534		53,645		53,645
Trade and other receivables	Amortized cost		103,206		103,206		90,420		90,420
Derivative financial assets	FVTPL		259		259		557		557
Other assets(1)	Amortized cost		4,093		4,093		3,952		3,952
Total		Rs.	194,749	Rs.	194,749	Rs.	163,228	Rs.	163,228
Liabilities:
Trade and other payables	Amortized cost	Rs.	40,796	Rs.	40,796	Rs.	35,523	Rs.	35,523
Derivative financial liabilities	FVTPL		3,148		3,148		1,286		1,286
Long-term borrowings	Amortized cost		17,446		17,446		8,721		8,721
Short-term borrowings	Amortized cost		50,286		50,286		38,045		38,045
Other liabilities and provisions(2)	See below discussion in this Note 23		38,027		38,027		36,917		36,917
Total		Rs.	149,703	Rs.	149,703	Rs.	120,492	Rs.	120,492

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.29,297 and Rs.27,162 as of December 31, 2025 and March 31, 2025, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.17,741 and Rs.18,195 as of December 31, 2025 and March 31, 2025, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.34,640 and Rs.34,001 as of December 31, 2025 and March 31, 2025, respectively, and contingent consideration measured at FVTPL of Rs.3,387 and Rs.2,916 as of December 31, 2025 and March 31, 2025, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	36,386	Rs.	-	Rs.	-	Rs.	36,386
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,237		1,237
FVTPL – Financial asset – Investments in others		-		-		411		411
FVTOCI - Financial asset - Investments in equity securities		24		-		-		24
Derivative financial instruments – net (loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(2,889)		-		(2,889)
FVTPL – Financial liability – Contingent consideration(3)		-		-		(3,387)		(3,387)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	33,186	Rs.	-	Rs.	-	Rs.	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		1,122		1,122
FVTPL - Financial asset - Investments in equity securities		86		-		1		87
FVTPL – Financial asset - Investments in others		-		-		219		219
FVTOCI - Financial asset - Investments in equity securities		49		-		-		49
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(729)		-		(729)
FVTPL – Financial liability - Contingent consideration(3)		-		-		(2,916)		(2,916)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

(3)	Primarily includes contingent consideration payable to Haleon. Refer to Note 27.B of these interim financial statements for details.

As of December 31, 2025 and March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos, Danish krones) and its foreign currency debt (in Russian roubles, Mexican pesos, and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the nine months ended December 31,				For the three months ended December 31,
	2025		2024		2025		2024
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(117)	Rs.	555	Rs.	(64)	Rs.	(35)
Net gain/(loss) recognized in OCI in respect of hedges of highly probable forecast transactions.		(845)		1,522		93		(676)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(1,778)		(19)		(857)		105

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.702 as of December 31, 2025, as compared to a gain of Rs.143 as of March 31, 2025.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of the authorization of the interim financial statements (i.e., January 21, 2026), of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority (“NPPA”)

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Norfloxacin, India litigation (continued)

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to May 8, 2026 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The Union of India filed an Affidavit on July 8, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 8, 2023, and shared the recomputed demand for Rs.664 in place of the original demand of Rs.776. The matter has been adjourned to March 3, 2026 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.510 (Rs.479 through March 31, 2025) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

Federal Multidistrict Litigation - MDL 2924

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation, in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,275 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generic manufacturer defendants were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL 2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generic manufacturers) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal, because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL 2924 Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic manufacturer defendants based on Daubert. In light of the indicative ruling, the non-brand manufacturer defendants asked the 11th Circuit to remand the pending appeals back to the MDL 2924 Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming branded and generic manufacturer defendants (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs were filed on November 8, 2024. Oral argument has occurred on October 10, 2025.

State Court Ranitidine-related Actions

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Ranitidine recall and litigation (continued)

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the trial court judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants’ merits brief in Valadez was filed on April 3, 2025. On June 30, 2025, the First Judicial District ruled in favor of the generics on all counts in Valadez. However, with respect to the negligent storage and transportation claim, the Court affirmed only on the basis of estoppel, and found that the trial court judge erred when he found that storage and transportation claims are preempted. On July 25, 2025, plaintiff filed a Petition for Leave to Appeal to the Illinois Supreme Court. The defendants’ answer to the Petition was filed on August 15, 2025. On September 24, 2025, the Illinois Supreme Court denied the Petition for Leave to Appeal. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of the trial court judge’s preemption decision as to the generic manufacturer defendants in all Illinois state court cases. The Court denied the motion without prejudice on February 10, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County. After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturer defendants, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. On December 23, 2024, the Company and plaintiffs’ counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company. As of January 2, 2026, approximately 199 of the cases filed against the Company in the JCCP have been dismissed pursuant to the settlement agreement. The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector.

It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

The Company’s and all defendants’ responding evidence to the certification motion was delivered on August 2, 2024. The plaintiffs’ reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to “fix invoice prices for generic drugs in Canada at the maximum formulary price,” and that the defendants facilitated this alleged conspiracy through the use of “illegal and anticompetitive kickbacks” paid to pharmacies.

40

24.	Contingencies (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada (continued)

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants’ sur-reply evidence was filed on April 25, 2025, and the plaintiffs’ sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits, including the experts’ reports, were completed in June 2025. The plaintiff’s written arguments were delivered on August 1, 2025, the defendants’ responding written arguments were delivered on September 12, 2025, and the plaintiff's reply written arguments were delivered on October 3, 2025. The certification motion was heard from October 27 through October 31, 2025, and the Judge reserved decision.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

United States Antitrust Multi-District Litigations

Since November 2016, the Generic Drug Price Fixing Antitrust Multi-District Litigation, MDL 2724 (the “MDL 2724”) has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of 404 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.) is named specifically as a defendant with respect to 23 generic drugs that it sold during this period of time.

In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs alleged in a case whether a manufacturer defendant sold that drug or not.

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) of the claimed anticompetitive “overcharge” during the period 2009-2020 on the drugs at issue allegedly caused by the alleged conspiracies plus injunctive relief, and attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

•	The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing, customer allocation and bid rigging conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;

41

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

•	Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the “Direct Purchaser Plaintiff” Class or “DPP” Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;

•	Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the “Indirect Reseller Plaintiff” Class or “IRP” Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;

•	Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

•	Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL 2724 in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called “bellwether” cases) do not involve the Company’s US subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company’s US subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company’s U.S. subsidiary. The trials in these bellwether cases are anticipated to occur in 2026.

A second round of three bellwether cases have been selected which are expected to be tried in late-2026 or 2027. They include: a case encompassing a single drug that does not involve the Company’s U.S. subsidiary as a defendant; a case by the Attorney Generals encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid); and a case brought by Humana, Inc., encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to one drug (divalproex). In both of the last two cases, the plaintiffs seek joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties encompassing the drugs that the Company’s U.S. subsidiary sold, plus joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide “overarching conspiracy.”

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers, and health plans) have filed three praecipe of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company’s U.S. subsidiary, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

42

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and that, as a result, in January 2016, this caused the U.S.FDA to deny Mezzion’s New Drug Application (“NDA”) for udenafil for an erectile dysfunction (“ED”) indication. The Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery. A trial date for the same is yet to be scheduled.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

43

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Revlimid® Antitrust Litigation (continued)

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On May 5, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey.  A trial date has not been set.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these interim financial statements of the Company.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

44

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Indirect taxes related matters

Value Added Tax (“VAT”) matter

The Company has received demand notices from the Commercial Taxes Department of various states in India, objecting to the Company’s methodology of calculation of VAT refunds for periods beginning from April 2006 to March 2011 and from April 2017 to March 2018. The Company has filed an appeal before the Appellate Tribunal and believes the demand in these orders are not enforceable and will not have any significant impact on the Company.

Additionally, the Company is involved in other VAT related disputes, for which a provision of Rs.118 has been recorded as of December 31, 2025, and believes that the likelihood of any further liability that may arise pursuant to these disputes is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon’ble High Court of Telangana.

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2025.

In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 5, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. In April 2025, the Company filed an appeal, against such order.

Other indirect tax related matters

During the nine months ended December 31, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on September 15, 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on October 6, 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 under “Selling, general and administrative expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of December 31, 2025.

45

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Geopolitical Conflicts

The Company considered the uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of such conflicts are difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts, including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of authorization of these interim financial statements (i.e., January 21, 2026).

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the nine months ended December 31, 2025, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the period ended December 31, 2025:

	Unit	Details of observations
October 2023 and September 2025	Biologics, Hyderabad, India

Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations.

Further to this inspection, five observations were noted in the Pre-Approval Inspection (“PAI”) conducted by the U.S. FDA from September 4-12, 2025, to which the Company has responded within the stipulated timelines. The Company has received a Post Application Action Letter (“PAAL”) from the U.S. FDA on January 9, 2026 to which a response will be provided.

May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025. The Company received an Establishment Inspection Report (“EIR”), from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.

May 2025	API Middleburgh plant, New York, U.S.A.	Two observations were noted in the U.S. FDA inspection, conducted from May 12-16, 2025, to which the Company has responded on June 9, 2025. The Company received an EIR on July 21, 2025, from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.

July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India	Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company has responded on August 8, 2025. The Company received an EIR on October 20, 2025, from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.

September 2025	API Mirfield, Yorkshire, UK	Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025, to which the Company has responded within the stipulated timelines. The Company is awaiting further information from the U.S FDA.

November 2025	API Srikakulam Plant (SEZ), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection conducted from November 10-14, 2025. The Company is awaiting further information from the U.S FDA.

December 2025	Formulations Srikakulam plant 1 (SEZ), Andhra Pradesh, India	Five observations were noted in the U.S. FDA inspection conducted from December 4-12, 2025, to which the Company has responded within the stipulated timelines. The Company is awaiting further information from the U.S FDA.

46

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination

A.	Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”). This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

The transaction was concluded on August 1, 2024. The parent company invested Rs.7,344 in the Nutraceuticals subsidiary, while Nestlé India contributed Rs.7,056, and as a result the parent company and Nestlé India hold ownership stakes of 51% and 49% respectively. Further, Nestlé India has a call option to increase their shareholding to 60% after six years from the closing date for a purchase price based on fair market value.  Subsequently, the Nutraceutical subsidiary acquired Nestlé India’s nutraceuticals and supplements portfolio, including product licenses, teams and employees, for Rs.2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales of such portfolio.

The parent company accounted for the acquisition from Nestlé India under IFRS 3, “Business Combinations”. Accordingly, the parent company allocated purchase consideration and recognized product related intangibles and other intangibles of Rs.1,982, property, plant and equipment and current assets of Rs.42 and Goodwill of Rs.207, on the acquisition date (i.e., August 1, 2024).

The related acquisition costs were not material and have been charged to the consolidated income statement for the year ended March 31, 2025.

The carrying amount of the 49% shareholding held by Nestlé India, recorded under non-controlling interest, is Rs.3,390 and Rs.3,778 as at December 31, 2025 and March 31, 2025, respectively.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 for further details.

B.	Business transfer agreement with Haleon

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) outside of the United States of America for a total consideration of up to Rs.56,121 (GBP 500), including an upfront cash payment of Rs.51,407 (GBP 458) and earn-out consideration of up to Rs.4,714 (GBP 42).

The acquisition was structured as a purchase of 100% of the shares of NorthStar Switzerland SARL, whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands of the NRT Business. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The transaction was completed on September 30, 2024. Upon completion, the Company paid Haleon an upfront cash payment of Rs.51,407 (GBP 458). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable contingent upon achieving agreed-upon sales targets in calendar years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company accounted for the transaction under IFRS 3, “Business Combinations” using the acquisition method. The fair value of consideration transferred is Rs.53,660. Based on fair valuation, the Company allocated purchase consideration and recognized product related intangibles (brands) of Rs.54,973, deferred tax liabilities of Rs.8,483 and goodwill of Rs.7,170. This acquisition pertains to the Company’s Global Generics segment.

During the three months ended March 31, 2025, the Company paid Haleon the first earnout milestone of Rs.1,655 (GBP 15) for achieving specified NRT Business sales targets in calendar year 2024 and meeting other parameters. Additional earnout consideration of up to Rs.3,200 (GBP 27) is payable to Haleon, based on achievement of agreed-upon NRT Business sales targets in calendar year 2025, and meeting other parameters, upon completion of final reconciliation.

47

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar year 2025 will not result in a material change in the fair value of the contingent consideration. The contingent consideration is classified as a financial liability and any subsequent changes in its value, including due to time value of money, are recognized in the consolidated income statement.

The integration of the operations of the acquired NRT Business into the Company is being done in a phased approach to enable the transfer of local marketing authorizations for all geographies in the Company’s name, and is expected to be largely completed by March 2026. For the interim transition period until transfer of marketing authorizations is complete, the Company has entered into a Transitional Distribution Services Agreement whereby Haleon Group provides temporary distribution and related services.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, for further details.

28.	Subsequent events

Please refer to Notes 24 and 26 of these interim financial statements for the details of subsequent events relating to contingencies and regulatory inspections of facilities, respectively.

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ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and the interim financial statements included in our reports on Form 6-K for the three months ended June 30, 2025 and for the six months ended September 30, 2025, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended December 31, 2025 compared to the three months ended December 31, 2024

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2025			2024
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	87,268	100.0%	Rs.	83,586	100.0%	4%
Gross profit		46,806	53.6%		49,052	58.7%	(5%)
Selling, general and administrative expenses		26,918	30.8%		24,117	28.9%	12%
Research and development expenses		6,149	7.0%		6,658	8.0%	(8%)
Impairment of non-current assets		271	0.3%		(4)	(0.0%)	(6,875%)
Other income, net		(770)	(0.9%)		(439)	(0.6%)	75%
Results from operating activities		14,238	16.3%		18,720	22.4%	(24%)
Finance income, net		1,168	1.3%		(20)	(0.0%)	(5,940%)
Share of profit of equity accounted investees, net of tax		23	0.0%		42	0.1%	(45%)
Profit before tax		15,429	17.7%		18,742	22.4%	(18%)
Tax expense, net		3,533	4.0%		4,704	5.6%	(25%)
Profit for the period	Rs.	11,896	13.6%	Rs.	14,038	16.8%	(15%)

Attributable to:
Equity holders of the parent company		12,098	13.9%		14,133	16.9%	(14%)
Non-controlling interests		(202)	(0.2%)		(95)	(0.1%)	113%

Revenues

Our overall consolidated revenues were Rs.87,268 million for the three months ended December 31, 2025, an increase of 4% as compared to Rs.83,586 million for the three months ended December 31, 2024.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2025			2024
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	79,113	91%	Rs.	73,753	88%	7%
Pharmaceutical Services and Active Ingredients (“PSAI”)		8,018	9%		8,219	10%	(2%)
Others		137	0%		1,614	2%	(92%)
Total	Rs.	87,268	100%	Rs.	83,586	100%	4%

49

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.79,113 million for the three months ended December 31, 2025, an increase of 7% as compared to Rs.73,753 million for the three months ended December 31, 2024. The increase was in three of four business geographies of this segment: “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Vietnam, China, and Colombia), Europe (which also includes the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “NRT business”) and India. The foregoing were partially offset by a decline in revenues from North America (the United States and Canada).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the revenues of this segment for the three months ended December 31, 2025 remained broadly at the same level as the revenues for the three months ended December 31, 2024. This was primarily attributable to the following factors:

•	an increase of approximately 7% resulting from additional revenues from new products launched between January 1, 2025 and December 31, 2025; and

•	the foregoing was largely offset by a decrease of approximately 7% resulting from the net impact of changes in sales prices of certain of our existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America were Rs.29,644 million for the three months ended December 31, 2025, a decrease of 12% as compared to Rs.33,834 million for the three months ended December 31, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 16% in the three months ended December 31, 2025 as compared to the three months ended December 31, 2024.

This decrease in revenues was primarily attributable to a net decrease in sales prices and volumes of certain existing products.

During the three months ended December 31, 2025, we launched six new products in North America, of which five were launched in the United States.

During the three months ended December 31, 2025, four new ANDAs were filed with the U.S. FDA. As of December 31, 2025, we had 73 filings pending approval with the U.S. FDA, which includes 71 ANDAs and 2 NDAs filed under section 505(b)(2). Out of these 71 ANDA filings, 43 are Paragraph IV filings and we believe we are the first to file with respect to 21 of these filings.

Europe: Our Global Generics segment’s revenues from Europe were primarily derived from Germany, the United Kingdom, Spain, France, and Italy as well as the NRT business. Such revenues from Europe were Rs.14,476 million for the three months ended December 31, 2025, an increase of 20% as compared to Rs.12,096 million for the three months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and net increase in sales volumes of certain of our existing products, both of which was partially offset by a net decrease in sales prices of certain of our existing products. During the three months ended December 31, 2025, we launched ten new generic products ssssin Europe.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2025 were Rs.16,032 million, an increase of 19% as compared to Rs.13,464 million for the three months ended December 31, 2024. This increase was largely attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and increases in sales prices and volumes of certain of our existing products. During the three months ended December 31, 2025, we launched two new brands in India.

According to IQVIA, in its report for the three months ended December 31, 2025, our secondary sales in India grew by 12.3% during such period, as compared to the India pharmaceutical market’s growth of 11.8%.

50

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Vietnam, China, and Colombia) for the three months ended December 31, 2025 were Rs.18,961 million, an increase of 32% as compared to Rs.14,358 million for the three months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and a net increase in sales volumes of certain of our existing products. During the three months ended December 31, 2025, we launched 30 new products across geographies in Emerging Markets.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2025 were Rs.10,565 million, an increase of 51% as compared to Rs.7,007 million for the three months ended December 31, 2024. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 21%. The increase in revenues was primarily on account of a net increase in sales volumes and prices of certain of our existing products and additional revenues from new products launched between January 1, 2025 and December 31, 2025. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2025 were 57% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended November 30, 2025, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended November 30, 2025
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	13.0%	1.7%	17.2%	4.0%
Over-the-counter (OTC)	7.4%	(2.3%)	6.4%	(2.4%)
Total (Rx + OTC)	10.3%	(0.9%)	11.9%	(0.5%)

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,441 million for the three months ended December 31, 2025, an increase of 1% as compared to Rs.2,416 million for the three months ended December 31, 2024. This increase was largely attributable to a net increase in sales prices of certain of our existing products and favorable currency exchange rate fluctuations, both of which were offset by a net decrease in sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,955 million for the three months ended December 31, 2025, an increase of 21% as compared to Rs.4,935 million for the three months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and a net increase in sales volumes of certain of our existing products, both of which were partially offset by a net decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2025 were Rs.8,018 million, a decrease of 2% as compared to Rs.8,219 million for the three months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was attributable to a net decrease in sales volumes and prices of certain of our existing products, partially offset by additional revenues from new products launched between January 1, 2025 and December 31, 2025.

During the three months ended December 31, 2025, three new U.S. Drug Master Files (“DMFs”) were filed.

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Gross Profit

Our total gross profit was Rs.46,806 million for the three months ended December 31, 2025, representing 53.6% of our revenues for that period, as compared to Rs.49,052 million for the three months ended December 31, 2024, representing 58.7% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2025			2024
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics		45,375	57.4%	Rs.	45,219	61.3%
PSAI		1,385	17.3%		2,353	28.6%
Others		46	33.6%		1,480	91.7%
Total	Rs.	46,806	53.6%	Rs.	49,052	58.7%

The gross profit margin from our Global Generics segment decreased to 57.4% of this segment’s revenues for the three months ended December 31, 2025, from 61.3% for the three months ended December 31, 2024. This decrease was mainly on account of price erosion in certain existing products, and unfavorable changes in our product mix (i.e., a decrease in the proportion of profits from products with higher profit margins and an increase in the proportion from products with lower profit margins), both of which were partially offset by favorable currency exchange rate fluctuations.

The gross profit margin from our PSAI segment decreased to 17.3% of this segment’s revenues for the three months ended December 31, 2025, from 28.6% for the three months ended December 31, 2024. This decrease was primarily on account of unfavorable changes in our product mix (i.e., a decrease in the proportion of our profits from products with higher profit margins and an increase in the proportion from products with lower profit margins) and lower operating leverage for the three months ended December 31, 2025 as compared to the three months ended December 31, 2024.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.26,918 million for the three months ended December 31, 2025, an increase of 12% as compared to Rs.24,117 million for the three months ended December 31, 2024. This increase was largely attributable to the following:

•	a 8% increase due to higher personnel costs, primarily on account of incremental cost towards employee benefits arising from the implementation of “New Labour Codes” in India (as described in Note 20 of these interim financial statements) and new hires;

•	a 3% increase due to higher sales and marketing expenses;

•	a 2% increase due to higher spends on other costs, including depreciation and amortization; and

•	the foregoing was partially offset by a 1% decrease due to lower legal and professional expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 30.8% for the three months ended December 31, 2025 from 28.9% for the three months ended December 31, 2024.

Research and development expenses

Our research and development expenses were Rs.6,149 million for the three months ended December 31, 2025, a decrease of 8% as compared to Rs.6,658 million for the three months ended December 31, 2024. This decrease was primarily on account of lower developmental expenditures on certain projects for our biosimilar and generics businesses.

As a proportion of our total revenues, our research and development expenses decreased to 7.0% for the three months ended December 31, 2025, as compared to 8.0% for the three months ended December 31, 2024.

Impairment of non-current assets

Our impairment of non-current assets was a charge of Rs.271 million for the three months ended December 31, 2025, as compared to a reversal of Rs.4 million for the three months ended December 31, 2024.

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Other income, net

Our net other income was Rs.770 million for the three months ended December 31, 2025, as compared to Rs.439 million for the three months ended December 31, 2024.

Finance income, net

Our net finance income was Rs.1,168 million for the three months ended December 31, 2025, as compared to net finance expense of Rs.20 million for the three months ended December 31, 2024. This increase in net finance income was due to the following:

•	net foreign exchange gain of Rs.746 million for the three months ended December 31, 2025, as compared to net foreign exchange loss of Rs.496 million for the three months ended December 31, 2024;

•	net interest expense of Rs.148 million for the three months ended December 31, 2025, as compared to Rs.114 million for the three months ended December 31, 2024; and

•	the foregoing was partially offset by a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.570 million for the three months ended December 31, 2025, as compared to Rs.590 million for the three months ended December 31, 2024.

Profit before tax

As a result of the above, our profit before tax was Rs.15,429 million for the three months ended December 31, 2025, as compared to Rs.18,742 million for the three months ended December 31, 2024.

Tax expense

Our consolidated effective tax rate was 22.9% for the three months ended December 31, 2025, as compared to 25.1% for the three months ended December 31, 2024. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.3,533 million for the three months ended December 31, 2025, as compared to Rs.4,704 million for the three months ended December 31, 2024.

Profit for the period

As a result of the above, our profit for the three months ended December 31, 2025 was Rs.11,896 million, representing 13.6% of our total revenues for such period, as compared to Rs.14,038 million for the three months ended December 31, 2024, representing 16.8% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.12,098 million for the three months ending December 31, 2025, representing 13.9% of our total revenues for such period, as compared to Rs.14,133 million for the three months ended December 31, 2024, representing 16.9% of our total revenues for such period.

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Section B:

Nine months ended December 31, 2025 compared to the nine months ended December 31, 2024

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2025			2024
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	260,771	100.0%	Rs.	240,475	100.0%	8%
Gross profit		143,573	55.1%		143,165	59.5%	0%
Selling, general and administrative expenses		79,001	30.3%		69,815	29.0%	13%
Research and development expenses		18,595	7.1%		20,122	8.4%	(8%)
Impairment of non-current assets		933	0.4%		925	0.4%	1%
Other income, net		(4,182)	(1.6%)		(1,893)	(0.8%)	121%
Results from operating activities		49,226	18.9%		54,196	22.5%	(9%)
Finance income, net		3,512	1.3%		2,372	1.0%	48%
Share of profit of equity accounted investees, net of tax		88	0.0%		162	0.1%	(46%)
Profit before tax		52,826	20.3%		56,730	23.6%	(7%)
Tax expense, net		12,565	4.8%		15,357	6.4%	(18%)
Profit for the period	Rs.	40,261	15.4%	Rs.	41,373	17.2%	(3%)

Attributable to:
Equity holders of the parent company		40,649	15.6%		40,606	16.9%	0%
Non-controlling interests		(388)	(0.1%)		767	0.3%	(151%)

Revenues

Our overall consolidated revenues were Rs.260,771 million for the nine months ended December 31, 2025, an increase of 8% as compared to Rs.240,475 million for the nine months ended December 31, 2024.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2025			2024
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	233,231	89%	Rs.	214,187	89%	9%
PSAI		25,649	10%		24,283	10%	6%
Others		1,891	1%		2,005	1%	(6%)
Total	Rs.	260,771	100%	Rs.	240,475	100%	8%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.233,231 million for the nine months ended December 31, 2025, an increase of 9% as compared to Rs.214,187 million for the nine months ended December 31, 2024.

The increase was in three of four business geographies of this segment: Europe (which includes the NRT business), “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Vietnam, China, and Colombia), and India. The foregoing was partially offset by a decline in revenues from North America (the United States and Canada).

54

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was largely attributable to the following factors:

•	an increase of approximately 4% resulting from new products launched between January 1, 2025 and December 31, 2025; and

•	an increase of approximately 9% resulting from a net increase in sales volume of certain of our existing products;

•	the foregoing was partially offset by a decrease of approximately 9% resulting largely from a net decrease in sales prices of certain of our existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.96,175 million for the nine months ended December 31, 2025, a decrease of 12% as compared to Rs.109,578 million for the nine months ended December 31, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by approximately 15% in the nine months ended December 31, 2025 as compared to the nine months ended December 31, 2024.

This decrease in revenues was largely attributable to a net decrease in sales prices of certain of our existing products.

During the nine months ended December 31, 2025, we launched 18 new products in North America, of which 15 were launched in the United States.

Europe: Our Global Generics segment’s revenues from Europe were primarily derived from Germany, the United Kingdom, Spain, France, and Italy as well as the NRT business. Such revenues were Rs.40,981 million for the nine months ended December 31, 2025, an increase of 77% as compared to Rs.23,132 million for the nine months ended December 31, 2024. This increase was largely attributable to additional revenues from the NRT business.

During the nine months ended December 31, 2025, we launched 31 new generic products in Europe.

India: Our Global Generics segment’s revenues from India were Rs.46,523 million for the nine months ended December 31, 2025, an increase of 14% as compared to Rs.40,687 million for the nine months ended December 31, 2024. This increase was largely attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and a net increase in sales prices of certain of our existing products. During the nine months ended December 31, 2025, we launched 18 new brands in India, including the acquired brand, STUGERON®.

According to IQVIA, in its Moving Annual Total report for the twelve months ended December 31, 2025, our secondary sales in India grew by 9.7% during such period, as compared to the India pharmaceutical market’s growth of 8.9%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries which we refer to as our “Rest of the World” markets, primarily Brazil, South Africa, Vietnam, China, and Colombia) for the nine months ended December 31, 2025 were Rs.49,552 million, an increase of 21% as compared to Rs.40,790 million for the nine months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025 and a net increase in sales volumes of certain of our existing products. During the nine months ended December 31, 2025, we launched 80 new products across geographies in Emerging Markets.

Russia: Our Global Generics segment’s revenues from Russia for the nine months ended December 31, 2025 were Rs.26,393 million, an increase of 36% as compared to Rs.19,408 million for the nine months ended December 31, 2024. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by approximately 17%. The increase in revenues was primarily on account of a net increase in sales volumes and prices of certain of our existing products and additional revenues from new products launched between January 1, 2025 and December 31, 2025. Our OTC division’s revenues from Russia for the nine months ended December 31, 2025, were 54% of our total revenues from Russia.

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According to IQVIA, as per its report for the eight months ended November 30, 2025, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2025
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	7.7%	0.4%	16.4%	3.2%
Over-the-counter (OTC)	4.0%	1.8%	6.2%	(2.1%)
Total (Rx + OTC)	6.0%	1.3%	11.6%	(0.5%)

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.6,736 million for the nine months ended December 31, 2025, an increase of 4% as compared to Rs.6,479 million for the nine months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was on account of additional revenues from new products launched between January 1, 2025 and December 31, 2025 and a net increase in sales prices of certain of our existing products, both of which were partially offset by a net decrease in sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.16,422 million for the nine months ended December 31, 2025, an increase of 10% as compared to Rs.14,903 million for the nine months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025, which was partially offset by a net decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2025 were Rs.25,649 million, an increase of 6% as compared to Rs.24,283 million for the nine months ended December 31, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to additional revenues from new products launched between January 1, 2025 and December 31, 2025, partially offset by a net decrease in sales prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.143,573 million for the nine months ended December 31, 2025, representing 55.1% of our revenues for that period, as compared to Rs.143,165 million for the nine months ended December 31, 2024, representing 59.5% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the nine months ended December 31,
	2025			2024
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	137,889	59.1%	Rs.	134,899	63.0%
PSAI		4,167	16.2%		6,639	27.3%
Others		1,517	80.3%		1,627	81.1%
Total	Rs.	143,573	55.1%	Rs.	143,165	59.5%

The gross profit margin from our Global Generics segment marginally decreased to 59.1% of this segment’s revenues for the nine months ended December 31, 2025, from 63.0% for the nine months ended December 31, 2024. This decrease was mainly on account of price erosion in certain of our existing products and lower government incentives during the nine months ended December 31, 2025, as compared to the nine months ended December 31, 2024.

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The gross profit margin from our PSAI segment decreased to 16.2% of this segment’s revenues for the nine months ended December 31, 2025, from 27.3% for the nine months ended December 31, 2024. This decrease was primarily on account of unfavorable changes in our product mix (i.e., a decrease in the proportion of our profits from products with higher profit margins and an increase in the proportion from products with lower profit margins) and lower operating leverage during the nine months ended December 31, 2025, as compared to the nine months ended December 31, 2024.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.79,001 million for the nine months ended December 31, 2025, an increase of 13% as compared to Rs.69,815 million for the nine months ended December 31, 2024. This increase was largely attributable to the following:

•	a 8% increase due to higher selling and advertisement expenses;

•	a 6% increase due to higher personnel costs, primarily on account of incremental cost towards employee benefits arising from the implementation of New Labour Codes in India (as described in Note 20 of these interim financial statements), new hires and annual raises;

•	a 2% increase in other costs, including depreciation and amortization expense;

•	the foregoing was partially offset by a 2% decrease due to lower legal and professional expenses; and

•	a 1% decrease due to lower freight outward expenses.

As a proportion of our total revenues, our selling, general and administrative expenses were 30.3% for the nine months ended December 31, 2025, as compared to 29.0% for the nine months ended December 31, 2024.

Research and development expenses

Our research and development costs were Rs.18,595 million for the nine months ended December 31, 2025, a decrease of 8% as compared to Rs.20,122 million for the nine months ended December 31, 2024. This decrease was primarily on account of lower developmental expenditure on certain projects for our biosimilar and generic businesses.

As a proportion of our total revenues, our research and development expenses decreased to 7.1% for the nine months ended December 31, 2025, as compared to 8.4% for the nine months ended December 31, 2024.

Impairment of non-current assets

Our impairment of non-current assets was a charge of Rs.933 million for the nine months ended December 31, 2025, as compared to Rs.925 million for the nine months ended December 31, 2024. (Refer to Note 9 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.4,182 million for the nine months ended December 31, 2025, as compared to Rs.1,893 million for the nine months ended December 31, 2024. (Refer to Note 16 of the interim financial statements in this report for further details).

Finance income, net

Our net finance income was Rs.3,512 million for the nine months ended December 31, 2025, as compared to Rs.2,372 million for the nine months ended December 31, 2024. This increase in net finance income was due to the following:

•	net foreign exchange gain of Rs.1,510 million for the nine months ended December 31, 2025, as compared to net foreign exchange loss of Rs.403 million for the nine months ended December 31, 2024;

•	net interest income of Rs.155 million for the nine months ended December 31, 2025, as compared to net interest expense of Rs.60 million for the nine months ended December 31, 2024; and
•	the foregoing was partially offset by a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.1,847 million for the nine months ended December 31, 2025, as compared to Rs.2,835 million for the nine months ended December 31, 2024.

Profit before tax

As a result of the above, our profit before tax was Rs.52,826 million for the nine months ended December 31, 2025, as compared to Rs.56,730 million for the nine months ended December 31, 2024.

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Tax expense

Our consolidated weighted average tax rate was 23.8% for the nine months ended December 31, 2025, as compared to 27.1% for the nine months ended December 31, 2024. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.12,565 million for the nine months ended December 31, 2025 as compared to Rs.15,357 million for the nine months ended December 31, 2024.

Profit for the period

As a result of the above, our net profit was Rs.40,261 million for the nine months ended December 31, 2025, representing 15.4% of our total revenues for such period, as compared to Rs.41,373 million for the nine months ended December 31, 2024, representing 17.2% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.40,649 million for the nine months ending December 31, 2025, representing 15.6% of our total revenues for such period, as compared to Rs.40,606 million for the nine months ending December 31, 2024, representing 16.9% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

As of December 31, 2025, the principal debt obligations in the form of short term borrowings comprised of pre-shipment credit of Rs.20,589 million and working capital borrowings of Rs.29,697 million.

The interest rate profile for short term borrowings is given below:

December 31, 2025
Currency(1)	Interest Rate(2)
RUB	Key rate + 348 bps to 364 bps
MXN	TIIE + 1.35%
BRL	CDI+1.55%
INR	5.56% to 5.95%

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2025		2024
	(Rs. in millions)
Net cash from/(used in):
Operating activities.	Rs.	41,110	Rs.	24,432
Investing activities		(39,027)		(44,777)
Financing activities		1,251		26,281
Net increase in cash and cash equivalents	Rs.	3,334	Rs.	5,936

In addition to cash, inventory and accounts receivable, our uncommitted lines of credit included Rs.53,565 million available in credit under revolving credit facilities with banks as of December 31, 2025.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.41,110 million for the nine months ended December 31, 2025, as compared to a cash inflow of Rs.24,432 million for the nine months ended December 31, 2024.

The increase in net cash inflow of Rs.16,678 million was primarily due to a decrease in our working capital requirements, largely on account of

•	an increase in trade payables by Rs.7,178 million for the nine months ended December 31, 2025, as compared to Rs.2,730 million for the nine months ended December 31, 2024.

•	an increase in other assets and other liabilities, net by Rs.5,673 million for the nine months ended December 31, 2025, as compared to Rs.8,879 million for the nine months ended December 31, 2024.

Further, our average days’ sales outstanding (“DSO”) as of December 31, 2025 and December 31, 2024 were 106 days and 100 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.39,027 million and Rs.44,777 million for the nine months ended December 31, 2025 and 2024, respectively. This change of Rs.5,750 million was primarily on account of the following:

•	Rs.51,411 million for payments towards the acquisition of businesses during the nine months ended December 31, 2024 (see Note 27.B of the interim financial statements in this report for details); as compared to Rs.0 for the nine months ended December 31, 2025; and

•	purchase of other investments, net of sale, of Rs.13,076 million for the nine months ended December 31, 2025, as compared to net proceeds from sale of other investments of Rs.26,568 million for the nine months ended December 31, 2024; and

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.27,069 million for the nine months ended December 31, 2025, as compared to Rs.22,211 million for the nine months ended December 31, 2024.

Cash Flows used in Financing Activities

Our financing activities resulted in net cash inflows of Rs.1,251 million for the nine months ended December 31, 2025, as compared to net cash inflows of Rs.26,281 million for the nine months ended December 31, 2024. This change was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.11,646 million for the nine months ended December 31, 2025, as compared to Rs.29,383 million for the nine months ended December 31, 2024;

•	proceeds from the issuance of share capital constituting a non-controlling interest of Rs.7,056 million for the nine months ended December 31, 2024 (see Note 27.A of the interim financial statements in this report for details) as compared to Rs.0 for the nine months ended December 31, 2025.

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ITEM 4. OTHER MATTERS

Transfer of equity shares by Promoters to family trust:

According to an amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on September 18, 2025: (i) Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and (ii) Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025.

The shares have been transferred by these Promoters to the said trusts pursuant to an exemption provided by SEBI Order dated December 31, 2024, bearing reference number WTM/ASB/CFD/16/2024-25.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: January 21, 2026	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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